UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. )*

Arena Pharmaceuticals, Inc.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

040047607
(CUSIP Number)

August 16, 2018
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 040047607	13G	Page 2 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Partner Fund Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,510,173
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%[1]
12.	TYPE OF REPORTING PERSON IA; PN

[1]	The percentages reported in this Schedule 13G are based upon 49,348,189 shares of common stock outstanding as of August 2, 2018 according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on August 7, 2018. All of the other numbers and percentages reported in this Schedule 13G are as of 9:00 a.m. (ET) on the date of filing.

Cusip No. 040047607	13G	Page 3 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Partner Fund Management GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,510,173
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12.	TYPE OF REPORTING PERSON OO

Cusip No. 040047607	13G	Page 4 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Partner Investment Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 31,080
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12.	TYPE OF REPORTING PERSON IA; PN

Cusip No. 040047607	13G	Page 5 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Partner Investment Management GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 31,080
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12.	TYPE OF REPORTING PERSON OO

Cusip No. 040047607	13G	Page 6 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brian D. Grossman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,541,981
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12.	TYPE OF REPORTING PERSON IN

Cusip No. 040047607	13G	Page 7 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Christopher M. James
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,541,981
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12.	TYPE OF REPORTING PERSON IN

Cusip No. 040047607	13G	Page 8 of 13 Pages

Item 1(a)	Name of Issuer

Arena Pharmaceuticals, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

6154 Nancy Ridge Drive, San Diego, CA 92121

Item 2(a)	Name of Person Filing
This Schedule 13G is being jointly filed by Partner Fund Management, L.P. (“PFM”), Partner Fund Management GP, LLC (“PFM-GP”), Partner Investment Management, L.P. (“PIM”), Partner Investment Management GP, LLC (“PIM-GP”), Brian D. Grossman (“Grossman”) and Christopher M. James (“James” and, collectively with PFM, PFM-GP, PIM, PIM-GP and Grossman, the “Reporting Persons”) with respect to shares of common stock of the above-named issuer owned by Healthcare Emerging Growth Master Fund, L.P., a Cayman Islands limited partnership (“HEGM”), PFM Global Long Alpha Master Fund, L.P., a Cayman Islands limited partnership (“GLAM”), PFM Global Long Alpha Institutional Master Fund, L.P., a Cayman Islands limited partnership (“GLAI”), PFM Healthcare Master Fund, L.P., a Cayman Islands limited partnership (“HCM”), PFM Healthcare Long Master Fund, L.P., a Cayman Islands limited partnership (“HCLM”), PFM Thematic Growth Master Fund, L.P., a Cayman Islands limited partnership (“TGM”), PFM Thematic Growth Institutional Master Fund, L.P., a Cayman Islands limited partnership (“TGI”), PFM Therapeutics Master Fund, L.P., a Cayman Islands limited partnership (“TM”), PFM Healthcare Principals Fund, L.P., a Delaware limited partnership (“HCP”), and PFM Thematic Growth Principals Fund, L.P., a Delaware limited partnership (“TGP” and, collectively with HEGM, GLAM, GLAI, HCM, HCLM, TGM, TGI, TM and HCP, the “Funds”).

PFM is the investment advisor for the Funds other than HCP and TGP. PIM is the investment advisor for HCP and TGP. PFM-GP and PIM-GP are, respectively, the general partners of PFM and PIM. Grossman is the portfolio manager for the health care strategy for the Funds. James is the chief investment officer for PIM and PFM and member manager of PFM-GP and PIM-GP.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

Item 2(b)	Address of Principal Business Office
The address of the principal business office of each of the Reporting Persons is c/o Partner Fund Management, L.P., 4 Embarcadero Center, Suite 3500, San Francisco, CA 94111.

Item 2(c)	Citizenship

Each of PFM and PIM is organized as a limited partnership under the laws of the State of Delaware. Each of PFM-GP and PIM-GP is organized as a limited liability company under the laws of the State of Delaware. Each of Grossman and James is a U.S. citizen.

Cusip No. 040047607	13G	Page 9 of 13 Pages

Item 2(d)	Title of Class of Securities Common stock, $0.0001 par value

Item 2(e)	CUSIP Number 040047607

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[__] Broker or dealer registered under Section 15 of the Exchange Act;

(b)	[__] Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	[__] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	[__] Investment company registered under Section 8 of the Investment Company Act;

(e)	[__] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[__] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[__] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[__] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[__] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	[__] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Cusip No. 040047607	13G	Page 10 of 13 Pages

Item 4	Ownership

A.       Partner Fund Management, L.P. and Partner Fund Management GP, LLC

(a)	PFM and PFM-GP may be deemed to beneficially own 2,510,173 shares of Common Stock.

(b)	The number of shares PFM and PFM-GP may be deemed to beneficially own constitutes approximately 5.1% of the Common Stock outstanding.

(c)       Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 2,510,173

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 2,510,173

B.	Partner Investment Management, L.P. and Partner Investment Management GP, LLC

(a)	PIM and PIM-GP may be deemed to beneficially own 31,080 shares of Common Stock.

(b)	The number of shares PIM and PIM-GP may be deemed to beneficially own constitutes approximately 0.1% of the Common Stock outstanding.

(c)       Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 31,080

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 31,080

Cusip No. 040047607	13G	Page 11 of 13 Pages

C.       Brian D. Grossman

(a)	Grossman may be deemed to beneficially own 2,541,981 shares of Common Stock.

(b)	The number of shares Grossman may be deemed to beneficially own constitutes approximately 5.2% of the Common Stock outstanding.

(c)       Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 2,541,981

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 2,541,981

D.       Christopher M. James

(a)	James may be deemed to beneficially own 2,541,981 shares of Common Stock.

(b)	The number of shares James may be deemed to beneficially own constitutes approximately 5.2% of the Common Stock outstanding.

(c)       Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 2,541,981

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 2,541,981

Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [_].

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

See Item 2 above

Item 8	Identification and Classification of Members of the Group

Not Applicable

Cusip No. 040047607	13G	Page 12 of 13 Pages

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 040047607	13G	Page 13 of 13 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 27th day of August, 2018.

PARTNER FUND MANAGEMENT, L.P. By: Partner Fund Management GP, LLC its general partner By: /s/ Darin Sadow Darin Sadow, Authorized Signatory	PARTNER FUND MANAGEMENT GP, LLC By: /s/ Darin Sadow Darin Sadow, Authorized Signatory
PARTNER INVESTMENT MANAGEMENT, L.P. By: Partner Investment Management GP, LLC, its general partner By: /s/ Darin Sadow Darin Sadow, Authorized Signatory	PARTNER INVESTMENT MANAGEMENT GP, LLC By: /s/ Darin Sadow Darin Sadow, Authorized Signatory
BRIAN D. GROSSMAN By: /s/ Darin Sadow Darin Sadow, attorney-in-fact*	CHRISTOPHER M. JAMES By: /s/ Darin Sadow Darin Sadow, attorney-in-fact**

*	Darin Sadow is signing on behalf of Brian Grossman as attorney-in-fact pursuant to a power of attorney dated August 4, 2011, and incorporated by reference herein. The power of attorney was filed as an attachment to a filing by certain of the Reporting Persons on Schedule 13G for K-V Pharmaceutical Company on August 5, 2011.

**	Darin Sadow is signing on behalf of Christopher M. James as attorney-in-fact pursuant to a power of attorney dated August 4, 2011, and incorporated by reference herein. The power of attorney was filed as an attachment to a filing by certain of the Reporting Persons on Schedule 13G for K-V Pharmaceutical Company on August 5, 2011.